Exhibit 21.1

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Zai Lab (Hong Kong) Limited	Hong Kong

Zai Lab (Aust) Pty Ltd	Australia

Zai Lab (US) LLC	Delaware, United States

ZLIP Holding Limited	Cayman Islands

ZL Capital Limited	British Virgin Islands

ZL China Holding Two Limited	Hong Kong

Zai Lab (Shanghai) Co., Ltd.	People’s Republic of China

Zai Lab (Suzhou) Co., Ltd.	People’s Republic of China

Zai Biopharmaceutical (Suzhou) Co. Limited	People’s Republic of China